EXHIBIT 99.1

Alvarion Ltd. (in Interim Liquidation and Receivership) Announces Extraordinary General Meeting of Shareholders and Creditors' Meetings

ROSH HA'AYIN, Israel, Dec. 12, 2013 (GLOBE NEWSWIRE) -- Alvarion® Ltd. (in interim liquidation and receivership) (Nasdaq:ALVR), announced today that it will hold an Extraordinary Meeting of Shareholders and Creditors' Meetings on January 5, 2013, at the ZOA House, 27 Iben Gvirol St., Tel Aviv.

The record date for shareholders entitled to vote at the Special Meeting is December 17, 2013. The sole item on the agenda of the meeting is to approve the Company's proposed creditors' plan of settlement. Approval of the proposed plan of settlement requires the affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the item.

The shareholder meeting will be held at 3 PM Israel time (GMT +2). A meeting of senior creditors will be held at 3:30 PM, followed by a meeting of junior, unsecured creditors at 4 PM.

Mr. Yoav Kfir, CPA, the Company's Receiver and Special Manager, will be available at the meetings to review and discuss the proposed creditors' plan of settlement.

Additional Shareholder Information and Where to Find It

In connection with the Shareholders Meeting, Alvarion (in interim liquidation and receivership) will send to its shareholders as of the record date a proxy card enabling them to indicate their vote on the proposed creditors' plan of settlement.  A copy of the proxy can be obtained from the Company's website at www.alvarion-ltd.com or by directing such request to ir@alvarion.com. The Company will also furnish copies of the proxy statement and proxy card to the Securities and Exchange Commission (SEC) in a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC's website at www.sec.gov.

Additional Creditor Information and Where to Find It

A copy of the proposed creditors' plan of settlement and a creditor voting form may be obtained by email by contacting the Receiver's office at yael@var-management.com, or on the Company's website at www.alvarion-ltd.com.  The Company shall also file these materials under a Form 6-K, which may be obtained for free from the SEC's website at www.sec.gov. Creditors/shareholders who would like to send in their vote via a voting form are required to send their voting form to the Receiver's Offices, Fax No. +972 (2) 995-5777, no later than Sunday, January 5, 2014, 12 noon precisely.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained herein are based largely on the Company's current expectations and assumptions and are subject to a number of risks and uncertainties. The Company cautions that trading in its ordinary shares is highly speculative and poses substantial risks. The Company emphasizes that its currently outstanding ordinary shares may have limited value, and urges extreme caution with respect to any existing or future investments in its ordinary shares. In addition, there is no guarantee that the Company will be successful in keeping its ordinary shares listed on NASDAQ and consequently on the Tel Aviv Stock Exchange. The Company makes no commitment to revise or update any forward-looking statements to reflect any facts, events or circumstances after the date any such statement is made, that may bear upon such forward-looking statements.

CONTACT: Investor & Media Contacts:

         Elana Holzman
         ir@alvarion.com